AKP 12/17/02

TC 12/12/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054791

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]9

SEC MAIL PROCESSING
RECEIVED
NOV 29 2002
313
DCA VA SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 AND ENDING September 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.H.E. Financial Group, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Kacey Court, Suite 201
(No. and Street)

Mechanicsburg, PA 17055-5596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Tarantino, President (717) 766-4551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Greenawalt & Company, P.C.
(Name – *if individual, state last, first, middle name*)

400 West Main Street Mechanicsburg PA 17055
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Tarantino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.H.E. Financial Group, Ltd., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
DEBRA K. DONADEE, Notary Public
Upper Allen Twp., Cumberland County
My Commission Expires June 22, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control required by Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.H.E. FINANCIAL GROUP, LTD.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

GREENAWALT & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

400 WEST MAIN STREET
MECHANICSBURG, PENNSYLVANIA 17055
(717) 766-4763
FAX (717) 766-2731

JAMES E. LYONS
HOWARD R. GREENAWALT
CREEDON R. HOFFMAN
JOHN H. KLINGLER
DEBORAH J. KELLY

R. A. GREENAWALT (1956-1983)
A. A. REIDINGER (RETIRED)
C. EDWARD ROGERS, JR.

62 WEST POMFRET STREET
CARLISLE, PA 17013
(717) 243-4822
FAX (717) 258-9372

INDEPENDENT AUDITORS' REPORT

T.H.E. Financial Group, Ltd.
Mechanicsburg, Pennsylvania

We have audited the accompanying statement of financial condition of T.H.E. Financial Group, Ltd., (a Pennsylvania corporation) as of September 30, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.H.E. Financial Group, Ltd. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenawalt & Company PC
GREENAWALT & COMPANY, P.C.

November 15, 2002

Mechanicsburg, Pennsylvania

T.H.E. FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Current assets		
Cash and cash equivalents	$	84,152
Commissions receivable		416,157
Accounts receivable		18,474
Prepaid expenses		25,000
Loans to officers		665
Total current assets		544,448
Equipment and furniture and fixtures		
Equipment		79,754
Furniture and fixtures		12,376
		92,130
Less accumulated depreciation		67,308
		24,822
Other assets		
Investment - NASDAQ common stock		10,100
Security deposits		2,255
Leasehold improvements, net of accumulated amortization of $ 3,389		9,694
		22,049
	$	591,319

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	41,366
Commissions payable		335,994
Accrued payroll taxes and withholdings		639
Accrued expenses		40,827
Accrued income taxes		4,819
Total current liabilities		423,645
Deferred income taxes, noncurrent portion		6,185
Total liabilities		429,830
Shareholders' equity		
Common stock, no par value, authorized 10,000 shares, issued 220 shares		2,200
Additional paid-in capital		36,477
Retained earnings		122,812
Total shareholders' equity		161,489
	$	591,319

The accompanying notes are an integral part of these financial statements.

T.H.E. FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2002

Revenue	
Commissions and fees	$ 6,263,504
Operating expenses	
Commissions	4,857,885
Officers' salaries	465,126
Salaries and wages	448,448
Payroll taxes	56,961
Employee benefits	55,680
Rent expense	59,844
Telephone	18,077
Insurance	15,871
Lease expense	47,335
Repairs and maintenance	9,883
Professional fees	90,522
Registration fees	4,975
Office supplies and expense	27,798
Software expense	9,889
Postage	25,344
Printing	3,802
Marketing	70,112
Advertising and promotion	4,337
Dues and subscriptions	8,358
Education expenses	18,975
Travel, entertainment and business expenses	52,977
Contributions	1,330
Corporate taxes and licenses	4,093
Depreciation and amortization	7,145
Interest expense	538
Miscellaneous expense	2,066
Total operating expenses	6,367,371
Less: bank reimbursement of expenses	133,850
Net operating expenses	6,233,521
Operating income	29,983
Other income	
Interest income	4,067
Income before income taxes	34,050
Provision for income taxes	
Current	7,166
Deferred	2,087
	9,253
Net income	$ 24,797

The accompanying notes are an integral part of these financial statements.

T.H.E. FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, October 1, 2001	$ 2,200	$ 61,477	$ 98,015
Additions (subtractions)			
Shareholders' return of investment	-	(25,000)	-
Net income	-	-	24,797
Balance, September 30, 2002	$ 2,200	$ 36,477	$ 122,812

The accompanying notes are an integral part of these financial statements.

T.H.E. FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2002

Operating activities	
Net income	$ 24,797
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	7,145
Deferred income taxes, net	2,087
Decrease (increase) in	
Commissions receivable	(161,993)
Accounts receivable	(10,481)
Prepaid expenses	(5,207)
Security deposit	992
Increase (decrease) in	
Accounts payable	29,906
Commissions payable	138,060
Accrued payroll taxes and withholdings	523
Accrued income taxes	4,819
Accrued expenses	38,159
Net cash provided by operating activities	68,807
Investing activities	
Payment for purchase of equipment and furniture and fixtures	(13,353)
Net cash used in investing activities	(13,353)
Financing activities	
Loans to officers, net of repayments	(665)
Bank loan principal payments	(20,000)
Return of shareholders' investment	(25,000)
Net cash used in financing activities	(45,665)
Net increase in cash	9,789
Cash and cash equivalents, beginning	74,363
Cash and cash equivalents, ending	$ 84,152

The accompanying notes are an integral part of these financial statements.

T.H.E. FINANCIAL GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. Summary of significant accounting policies

Organization and background

T.H.E. Financial Group, Ltd. (formerly Penn Capital Securities, Inc.) is organized as a corporation in the business of providing financial planning and evaluation, investment and insurance advice and implementation services to clients in the Mid-Atlantic Region of the country. The Corporation began operations, under its current name, on October 1, 1991.

Basis of presentation

T.H.E. Financial Group, Ltd. presents its financial statements on the accrual method of accounting, with income recognized when earned and expenses recognized when incurred.

Cash and cash equivalents

For purposes of the statement of cash flows, cash consists of cash on hand, cash in bank and deposits in mutual funds under a security clearing arrangement.

Commissions and accounts receivable

Commissions receivable consist of amounts due the Company for commissions on trades executed prior to September 30, 2002. Accounts receivable consist of refunds and reimbursements due to the Company. These receivables are viewed by management as fully collectible.

Equipment, furniture and fixtures and leasehold improvements

Equipment, furniture and fixtures and leasehold improvements are stated at cost and depreciated using the straight-line method based on estimated useful lives of 3 to 5 years. Additions, major renewals and replacements are capitalized and depreciated. Maintenance and normal repairs are expensed as incurred. Items sold or retired are eliminated from the cost and accumulated depreciation accounts and any resulting gains or losses are included in results of operations.

Compensated absences

The Company does not allow either sick leave or vacation time to carry over at year end. In addition, employees are not vested in unused sick leave or vacation time upon termination. Consequently, no accrual for compensated absences is included in these financial statements.

Retirement plan

The Company maintains a simplified employee pension plan for all employees with over eighteen months of service and over twenty-one years of age. Employees are permitted to make voluntary contributions to the plan and are fully vested in those contributions. The Company elected to contribute $ 22,252 to the plan during the year ended September 30, 2002.

T.H.E. FINANCIAL GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS (Cont'd.)
SEPTEMBER 30, 2002

1. Summary of significant accounting policies (Cont'd.)

Income taxes

The provision for income taxes is based on taxable income as reported in the financial statements. Certain items of expense are recognized in different periods for financial reporting purposes than for income tax purposes. Deferred income taxes are presented in the financial statements for such temporary differences.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

2. Investment-NASDAQ common stock

The investment in NASDAQ common stock is subject to transfer/sale restrictions and is therefore not readily marketable. Therefore, the investment is carried at cost and is classified as an other asset.

3. Supplemental cash flow information

Cash paid for income taxes and interest during the year ended September 30, 2002 was as follows:

Interest	$	538
Income taxes		2,557

4. Notes Payable - Bank

The Company maintains an unsecured line of credit from First Federal Bank. The line of credit has a limit of $ 50,000, bears interest at the Bank's prime rate plus fifty basis points and expires May 15, 2003. As of September 30, 2002 there were no outstanding borrowings under the line of credit.

5. Office facilities lease

Effective December 31, 1997, the Company is obligated under a renewable operating lease for office facilities through February 28, 2003. The lease includes a provision for proration of certain utility costs as additional rent. In addition, the lease required payment of a security deposit. Monthly lease payments for the next five months total $ 18,695.

6. Income taxes

Income tax at statutory rates is reconciled to the Company's income tax expense for the year ended September 30, 2002.

Income tax expense at statutory rates	$	7,999
Nondeductible expenses		1,254
Total income tax expense	$	9,253

Income tax expense consists of the following components:

Current	$	7,166
Deferred		2,087
Total income tax expense	$	9,253

The Company provides deferred taxes, at statutory rates, on cumulative temporary differences. The deferred income tax liability at year end of $ 6,185 is based on the difference between depreciation deductions for income tax purposes and financial reporting purposes.

7. Trading/custodial agreement

The Company has entered into agreements with two broker-dealers whereby the procedures for executing securities transactions and providing custodial services for the Company and its customers were established. In addition, as required by the agreements, the Company maintains Deposit Accounts with the broker-dealers. The agreements have no scheduled termination date.

8. Exemption from SEC Rule 15c3-3

The Securities Investor Protection Act of 1970 required that rules be established regarding the maintenance of reserves relating to customers' funds. Exercise of this authority led to the SEC's adoption of Rule 15c3-3 outlining required reserves and the custody of securities. The Company has claimed exemption from Rule 15c3-3 under Section (k)(2)(ii). This section grants exemption where all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

9. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, this rule also provides equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company had net capital of $ 57,419 which was $ 29,176 in excess of its required net capital of $ 28,243. The Company's net capital ratio was 7.38 to 1.

10. Concentration of credit risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may be in excess of insured limits. At September 30, 2002, the amounts on deposit exceeded the insured limits by $ 196,221. Additionally, the Company invests in mutual funds which are not insured by the FDIC or otherwise guaranteed by the U.S. Government.

11. Concentration of sales

Commissions received from individual companies in excess of 10% of total commissions and fees are as follow:

FISERV Securities	$ 719,803	11.5%
American Funds	801,311	12.8%
F&G Life	1,692,093	27.0%
	$ 3,213,207	51.3%

12. Contingencies

During October 2001 and January 2002, the Company received service of an arbitration statement of claim brought before the National Association of Securities Dealers Office of Dispute Resolution. The actions allege that the Company and its representative caused losses, net of estimated recoveries and payments of approximately $ 645,000. The Company maintains that it had no knowledge of the transactions in question. The Company has responded to all inquiries and document discovery. No pre-hearing conference has occurred in either case, and no arbitration dates have been set. The Company plans to vigorously contest this action. The Company's insurance carrier has denied coverage for these claims. The denial of coverage is being contested by the Company.

On April 22, 2002, the Company received a letter from the Maryland Division of Securities relating to one of the above cases. It is unknown whether the Division of Securities will bring any action against the Company.

While the above actions are being vigorously contested, the outcome of individual matters is not predictable with assurance. Such matters could have a material effect on results of operations in a particular fiscal year as they develop or as new issues are identified.

In the normal course of business, the Company is subject to claims and litigation, exclusive of those matters described above. Management and legal counsel believes that such matters will not have a material adverse effect on the Company's results of operations, liquidity, or financial condition.

T.H.E. FINANCIAL GROUP, LTD.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED SEPTEMBER 30, 2002

SCHEDULE I
T.H.E. FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED SEPTEMBER 30, 2002

Net capital	
Total ownership equity	$ 161,489
Deductions and/or charges	
Non-allowable assets	
Petty cash	100
Marketable securities	10,100
Commissions and accounts receivable	30,854
Prepaid expenses	25,000
Equipment, furniture and fixtures and leasehold improvements, net	34,516
Security deposits	2,255
Loans to shareholders	665
	103,490
Net capital before haircuts on securities positions	57,999
Haircuts on securities	
Trading and investment securities - other securities	(580)
Net capital	$ 57,419
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 41,366
Commissions payable	355,994
Accrued payroll taxes and withholdings	639
Accrued expenses	40,827
Accrued income taxes	4,819
Total aggregate indebtedness	$ 423,645
Computation of basic net capital requirement	
Minimum net capital required	$ 28,243
Excess net capital	$ 29,176
Excess net capital at 1500%	$ 29,176
Excess net capital at 1000%	$ 15,054
Ratio of aggregate indebtedness to net capital	7.38 to 1

SCHEDULE I
T.H.E. FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (Cont'd.)
YEAR ENDED SEPTEMBER 30, 2002

Reconciliation with Company's computation (included
in Part IIa of Form X-17a-5a as of September 30, 2002)

Net capital, as reported in Company's Part IIa (Unaudited) FOCUS report	$	109,852
Reclassify account receivable as non-allowable asset		(3,560)
Adjustment to cash		(702)
Accounts payable and accrual adjustments identified subsequent to FOCUS filing		(48,171)
	$	57,419

GREENAWALT & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

JAMES E. LYONS
HOWARD R. GREENAWALT
CREEDON R. HOFFMAN
JOHN H. KLINGLER
DEBORAH J. KELLY

R. A. GREENAWALT (1956-1983)
A. A. REIDINGER (RETIRED)
C. EDWARD ROGERS, JR.

400 WEST MAIN STREET
MECHANICSBURG, PENNSYLVANIA 17055
(717) 766-4763
FAX (717) 766-2731

62 WEST POMFRET STREET
CARLISLE, PA 17013
(717) 243-4822
FAX (717) 258-9372

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Anthony Tarantino, President
T.H.E. Financial Group, Ltd.
Mechanicsburg, Pennsylvania

In planning and performing our audit of the financial statements of T.H.E. Financial Group, Ltd. for the year ended September 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by T.H.E. Financial Group, Ltd. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Anthony Tarantino, President
T.H.E. Financial Group, Ltd.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenawalt & Company PC

GREENAWALT & COMPANY, P.C.

November 15, 2002

Mechanicsburg, Pennsylvania